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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.20549



                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING           ---------------
                                                                 SEC FILE NUMBER
                                                                   0 - 28920
                                                                 ---------------

                                                                 ---------------
                                                                    CUSIP NUMBER
                                                                     004317202
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                                   (Check One)

[x] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 10-Q and Form 10-QSB

         For Period Ended:...............June 30, 1998..........................
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR


         For the Transition Period Ended:.......................................

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
         ...........................NOT APPLICABLE..............................

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PART 1--REGISTRANT INFORMATION

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         Full Name of Registrant.......ACCESS SOLUTIONS INTERNATIONAL, INC......
         Former Name of Applicable
         .......................................................................

         Address of Principal Executive Office (Street and Name)
         ..........................650 TEN ROD ROAD.............................
         City, State and Zip Code
         ..........................NORTH KINGSTOWN, RI 02852....................

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PART II - RULES 12b-25 (b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (check box if appropriate )

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report on Form 10SB will be filed on or before the fifteenth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached.

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PART III - NARRATIVE
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PaperClip Software, Inc. and Access Solutions International, Inc. had previously announced on May 27, 1998 that the Merger Agreement between the companies had not been consummated because certain financing contingencies necessary to complete the merger had not been satisfied. At that time, the deadline to complete the merger was extended to August 24, 1998. ASI notified PaperClip on August 25, 1998 that it will not extend the Merger Agreement and will allow it to terminate under terms provided by that agreement.

In conjunction with the merger, Access Solutions International, Inc. had previously commenced closing its corporate offices in North Kingstown, RI was in process of moving financial records to NJ and its management had selected a NJ based CPA firm which was to be ratified by its board of directors. Termination of the merger agreement required the Company to redirect financial operations to the RI facility, return the financial records to RI and select a RI based firm for the year end audit. The Company has not been able to secure an outside CPA firm who is willing to commit to completion of the audit in time to be able to allow the Company to submit the required 10qsb report to the SEC by the deadline, or the extended deadline.

In addition, the termination of the merger agreement has left the Company with substantial short term debt in the form of vendor payables. A major vendor included in the Company's list of payables includes its former accountant, Price Waterhouse. It is necessary to make substantial payments to Price Waterhouse in order to obtain access to the prior year's working papers. These payments will substantially increase the risk that the Company will not have adequate cash to meet its requirements over the next four months.

The Company's stock closed at 0.031 cents per share on September 9, 1998 and has had a 30 day average trading volume of 5,000 shares, (approximately $155.00 per day). The Company believes that the failure to meet the SEC extended deadline will not have a strong impact on investors due to the above weak trailing market.

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PART IV- OTHER INFORMATION
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         (1) Name and Telephone number of person to contact in regard to this notification


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         ......DENIS MARCHAND...........................401..295-2691...........
         (Name)                                   (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X] Yes       [ ] No



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         (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [ ] Yes       [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       ACCESS SOLUTIONS INTERNATIONAL, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   SEPTEMBER 29,1997                       By /s/Denis Marchand
                                               ---------------------------------
                                               Denis Marchand, Vice President
                                               of Finance and Administration
                                               and Chief Accounting Officer